FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For August 28, 2002

IONA Technologies PLC
(Exact name of registrant as specified in its charter)

Ireland	98-0151465
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

The IONA Building	None
Shelbourne Road, Ballsbridge	(Zip code)
Dublin 4, Ireland
(Address of principal executive offices)

(011) 353-1-637-2000
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     [X]                 Form 40-F    [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [  ]                             No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

IONA TECHNOLOGIES PUBLIC LIMITED COMPANY
Company No: 171387

RESOLVED AS A SPECIAL RESOLUTIONS

1.
“That, for the purposes of Article 10(f) of the Articles of Association of the Company, the Directors be empowered to allot equity securities (as defined by Section 23 of the Companies (Amendment) Act, 1983) for cash as if Section 23(1) of the Companies (Amendment) Act, 1983 did not apply to any such allotment. The authority hereby conferred shall expire at the close of business (local Irish time) on July 29, 2007 unless previously revoked or renewed.”.

2.	“That:

(a)
the Company and/or any subsidiary (as such expression is defined by the EC (Public Limited Companies Subsidiaries) Regulations 1997) of the Company be generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and to the restrictions and provisions set out in Article 11(e) of the Articles of Association of the Company;

(b)
the re-issue price range at which any treasury shares (as defined by Section 209 of the Companies Act, 1990) held by the Company may be re-issued off-market shall be the price range set out in Article 1l(f) of the Articles of Association of the Company; and

(c)
the authorities hereby conferred shall expire at the close of business (local Irish time) on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or January 29 2004 unless previously revoked or renewed in accordance with the provisions of the Companies Act, 1990.”.

I certify that the foregoing Special Resolutions were passed by the members for the time being entitled to attend and vote on such resolutions at general meetings of the Company (or being a body corporate by its duly authorised representative) as evidenced on 30 July 2002.

Dated 13 August 2002

/s/ Donal Moriarty
Donal Moriarty
Assistant Secretary

IONA TECHNOLOGIES PUBLIC LIMITED COMPANY
Company No: 171387

RESOLVED AS AN ORDINARY RESOLUTION

1.
“That the Directors shall for the purposes of Section 20 of the Companies (Amendment) Act 1983 and Article 10(e) of the Articles of Association of the Company, be generally and unconditionally authorised to exercise all powers of the Company to allot and issue relevant securities (as defined by the said Section 20) up to a maximum of the authorised but as yet unissued share capital of the Company as at the close of business (local Irish time) on the date of passing of this resolution and to allot and issue any shares purchased by the Company pursuant to the provisions of Part XI of the Companies Act 1990 and held as treasury shares (as defined therein). The authority hereby conferred, which renews the authority contained in Article 10(e) of the Articles of Association of the Company, shall expire at the close of business (local Irish time) on July 29, 2007 unless previously revoked or renewed.”.

I certify that the foregoing Ordinary Resolution was passed by the members for the time being entitled to attend and vote on such resolutions at general meetings of the Company (or being a body corporate by its duly authorised representative) as evidenced on 30 July 2002.

Dated 13 August 2002

/s/ Donal Moriarty
Donal Moriarty
Assistant Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: August 28, 2002	By: /s/ Barry S. Morris
Barry S. Morris
Chief Executive Officer
and Director